

Mail Stop 4631

December 19, 2017

Via E-mail
Ms. Cindy Lee Kelly
Chief Executive Officer
AFC Building Technologies Inc.
101 ½ Mary Street
Whitby, ON, Canada L1N 2R4

      Re: **AFC Building Technologies Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed June 8, 2017
               File No. 333-181259

Dear Ms. Kelly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data, page 13

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that your annual report does not include an audit opinion. Please amend your Form 10-K to include an audit report from a PCAOB-registered independent public accounting firm. Refer to Rule 2.02 of Regulation S-X. We remind you that your amendment should include the entire "Item" that has been amended, as well as certifications that are currently dated and refer to the Form 10-K/A.

Item 9A. Controls and Procedures, page 14

2.   Please amend your document to provide the following items required under Item 9A of Form 10-K:

- disclosure of management's conclusion as to whether your internal controls over financial reporting was either <u>effective or not effective</u>; and

- clarification of which framework, <u>1992 or 2013</u>, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Refer to Item 308 of Regulation S-K.

General

3.   We note that your company is currently delinquent with respect to its reporting obligations under the Securities Exchange Act of 1934. In this regard, please file your quarterly reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017 as soon as possible.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction